TRAVELERS

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-14T86878-13-N2	07/29/13	07/15/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ADVISORS PREFERRED TRUST

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☐ Item 1. Name of Insured / Principal Address:

From:

To:

☐ Item 2. Bond Period:

From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒ Item 3. Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A - Fidelity	$750,000.00	$5,000.
Insuring Agreement B - Audit Expense	$ 25,000.00	$5,000.
Insuring Agreement C - Premises	$750,000.00	$5,000.
Insuring Agreement D - Transit	$750,000.00	$5,000.
Insuring Agreement E - Forgery or Alteration	$750,000.00	$5,000.
Insuring Agreement F - Securities	$750,000.00	$5,000.
Insuring Agreement G - Counterfeit Currency	$750,000.00	$5,000.
Insuring Agreement H - Stop Payment	$ 25,000.00	$5,000.
Insuring Agreement I - Uncollectible Items of Deposit	$ 25,000.00	$5,000.
Optional Coverages Added by Rider:		
Insuring Agreement J-Computer Systems	$750,000.00	$5,000.
Insuring Agreement M-Unauth. Signature	$ 25,000.00	$5,000.
	$	$
	$	$
	$	$

☐ Item 4. Offices or Premises Covered:

The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________

Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Ratification and Approval of Increase in Fidelity Bond Coverage

RESOLVED, that the Trust’s amended Fidelity Bond, in the amount of $750,000 and with the premium as described at the Meeting, be, and it hereby is, ratified and approved on behalf of the Trust; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to file a copy of the Fidelity Bond with the SEC in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.